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                                                                  Exhibit 99.3

                                                October 23/24, 2001
                                                P 381 e
                                                Cordelia Krooss
                                                Tel. +49-621-60-92974
                                                Fax  +49-621-60-92693
                                                E-mail:
                                                Cordelia.Krooss@basf-ag.de





BIOTECHNOLOGY AT BASF

BASF sees biotechnology and genetic engineering as key technologies. They allow numerous innovations that cannot be achieved using conventional procedures. Through the responsible application of biotechnology, BASF wants to expand its leading role with products in the areas of agriculture and nutrition. Research in biotechnology is the consistent further development of BASF's competence in traditional chemistry.

As Dr. Stefan Marcinowski, Board member and Research Executive Director at BASF, explains: "Whether or not a technology is applied depends on its potential to generate product procedures and solutions that meet the needs and wishes of our customers and that are, at the same time, interesting from an entrepreneurial point of view. Biotechnology offers this opportunity." BASF is concentrating on areas with particularly good market prospects. These include plants with improved cultivation properties and constituents as well as the production of vitamins, amino acids, enzymes and fine chemicals. The world market for vitamins alone is already worth E 2.2 billion a year, of which BASF has a share of about 30 percent. In 2000, BASF sold products manufactured using biotechnology to the value of several hundred million euros.



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LEADING COMPANY IN PLANT BIOTECHNOLOGY BY 2010

With the help of plant biotechnology, BASF wants to develop crop plants that enable a healthier diet through improved constituents and plants with improved cultivation properties that are resistant to cold or drought. "By 2010, BASF wants to be one of the leading companies in plant biotechnology," explains Dr. Hans Kast, President and CEO of BASF Plant Science GmbH.

BASF's expertise in this area is brought together in BASF Plant Science, which was founded in 1998. Today, BASF Plant Science coordinates an international research and technology platform with seven sites in four countries in Europe and North America. In addition to this, there is a wealth of cooperation with research institutes, universities and biotechnology companies. BASF Plant Science currently has about 350 members of staff.

Over the next 10 years, BASF will invest E 700 million in the expansion of plant biotechnology.

The first biotechnically modified plants from BASF should be ready for the market in 2005. As Dr. Hans Kast puts it: "We are, in principle, assuming a development period of eight to 10 years for plants with improved cultivation and quality properties." The partnership with the Swedish seed cultivation company Svalof Weibull guarantees good market access for products from BASF Plant Science.

BIOCATALYSIS - A GROWING MARKET

BASF has more than two decades of experience in the area of biocatalysis, which represents a further important area of application for biotechnology. Biocatalysis consists of processes that are used to produce vitamins (e.g. vitamin C and B2), enzymes (e.g. phytase), amino acids (e.g. lysine) and fine



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chemicals (e.g. chiral intermediates: ChiPros(TM)) by means of living cells or enzymes.

As Dr. Bernhard Hauer, Head of Biocatalysis Intermediates & ChiPros at BASF explains: "Biocatalysis is an economically interesting area of business because the products - products for human and animal nutrition and raw materials for crop protection and pharmaceutical products - are manufactured efficiently." Annual growth rates of up to 8 percent are expected for this area.

The perspectives for the future are promising: It is presumed that in 10 to 15 years:

- almost all vitamins will be produced using fermentation, biotechnology or plant biotechnology,

-     almost all amino acids will be produced by means of biotechnology, and

- numerous specialty chemicals will be produced using enzymatic processes.

USING BIOTECHNOLOGY RESPONSIBLY

Every technology must meet high safety requirements and be used responsibly. BASF takes its social responsibility seriously and carefully considers the possible risks and the concerns that have been expressed. Since its foundation in 1865, BASF has created a high level of trust in the world of politics and in society as a whole through the responsible application of new technologies.

BASF is a founding member of the Global Compact, an initiative established by the United Nations in 2000 with the aim of safeguarding and promoting nine principles relating to the areas of human rights, labor standards and environmental protection. In addition, BASF acts in accordance with the principles of Responsible Care, Sustainable Development and the OECD guidelines. BASF's commitment in biotechnology is subject to these same guidelines and corresponds to the Core Ethical Values of the European Biotechnology Association, Europa-Bio.


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INNOVATIVE BIOTECHNOLOGY AT BASF

*     Metanomics

Research into the plant genome is an important basis for developing processes to optimize useful plants by means of genetic engineering. The company metanomics, which was founded in 1998 with leading representatives of the Max Planck Institute in Golm near Potsdam, carries out functional genome research. By 2004, the 71 employees want to use a new method of analysis to allocate a specific metabolic function to each of the approximately 25,000 plant genes. This will make it possible to identify key genes that can modify specifically certain properties in cultivated plants. Patent applications have already been filed for the first key genes.

*     Lysine production

The amino acid lysine is an important component in animal feeds. If it is not available in sufficient quantities, animals show signs of deficiency. In cooperation with the biotechnology company Integrated Genomics Inc. of Chicago, the genome of the CORYNEBACTERIUM GLUTAMICUM bacterium was completely decoded and the bacterium's complete metabolism elucidated. With this knowledge it has been possible to increase the performance of the bacteria and considerably improve the biotechnological production of lysine in the laboratory. Lysine produced by means of biotechnology is an alternative to other sources of protein, such as bone meal and soybeans.

*     Vitamin B2 production

Vitamin B2 is used as a food supplement in both human food and animal feeds. As a pioneer in 1990, BASF switched the production of vitamin B2 to a fermentation process based on renewable raw materials. Now, in collaboration with the University of Salamanca, Spain, the efficiency of the production organism, the fungus ASHBYA GOSSIPII, has been further increased by 20 percent with the help of biotechnological laboratory methods. This objective was



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achieved by elucidating the enzymes which are involved in the metabolism process that forms vitamin B2. The researchers received an award from the University of Salamanca for their work.